Schedule A

Acquisitions/Dispositions in Beneficial Ownership Related to Vesting and Net Settlement of RSUs

Transaction Date	RSUs Vested	Shares Withheld by Issuer	Value of Shares Withheld	Net Shares Received by Reporting Person
08/14/2026	154,993	78,859	$2,219,880.85	76,134

Other Transactions

Transaction Date	Shares Transferred or Distributed	Nature of Transaction
08/21/2026	44,741	Annuity payment-in-kind
08/25/2026	463,289	Gift
08/27/2026	977,566	Distribution by trust to beneficiaries